22nd Century Group, Inc.

321 Farmington Road

Mocksville, NC 27028

(716) 270-1523

May 6, 2024

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attn:	Mr. Eranga Dias

Re:	22nd Century Group, Inc.

Registration Statement on Form S-3 Filed May 1, 2024

File No. 333-279046

Acceleration Request

Requested Date: Thursday, May 9, 2024

Requested Time: 9:30 A.M. Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 22nd Century Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 9:30 a.m., Eastern Time, on Thursday, May 9, 2024, or as soon thereafter as practicable. The Company respectfully requests that you notify Mr. John Wolfel of Foley & Lardner, LLP of such effectiveness by a telephone call to (904) 359-8778.

Sincerely,

22ND CENTURY GROUP, INC.

By:	/s/ Jonathan P. Staffeldt
Jonathan P. Staffeldt
General Counsel

cc: John J. Wolfel of Foley Lardner, LLP